SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

BEGIN OF TRADING OF ADRs REPRESENTING ORDINARY SHARES IN THE NEW YORK STOCK EXCHANGE - NYSE

The Management of TIM Participações S.A. (“Company”), hereby announces, pursuant to § 4 of article 157 of Law no. 6,404 of 15 December 1976 as amended ("Law no. 6404/76") and Brazilian Securities and Exchange Commission ("CVM") Regulatory Instruction No. 358/02, inform its shareholders, the market in general and other interested parties that due to operational reasons, between the days of 3 and 8 August 2011 the holders of American Depositary Receipts (“ADRs”) representing shares of the Company will not be able to change such ADRs into ordinary shares and the holders of ordinary shares of the Company will not be able to change such ordinary shares into new ADRs. From 9 August 2011 on, the ADRs representing ordinary shares of the Company may be freely changed into ordinary shares again and vice versa.

Rio de Janeiro (RJ), 2 August 2011.

___________________________________
TIM PARTICIPAÇÕES S.A.
Claudio Zezza CFO and Investors` Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:August 3, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.